UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell - Buyback of Own Shares

LONDON, May 29/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE: RDS.A;
NYSE: RDS.B) announces that on 29 May, 2007 it purchased for cancellation
450,000 "A" Shares at a price of 27.61 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1874.38 pence per share.

   Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,672,100,000.

    As of 29 May, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Source: Royal Dutch Shell plc

Media Contact - Royal Dutch Shell Media Relations: +44-(0)207-934-5963
------------------------------------------------------------------------------

Royal Dutch Shell plc:  Buyback of Own Shares

LONDON, May 30/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE: RDS.A
NYSE: RDS.B) announces that on 30 May, 2007 it purchased for cancellation
460,000 "A" Shares at a price of 27.26 euros per share. It further announces that on the same date it purchased for cancellation 290,000 "A" Shares at a price of 1852.92 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,671,350,000.

    As of 30 May, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc
were in issue.

Source: Royal Dutch Shell plc

Royal Dutch Shell Media Relations: +44-(0)207-934-5963
-----------------------------------------------------------------------------
Royal Dutch Shell plc: Buyback of Own Shares

LONDON, May 31/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE:RDS.A;
NYSE: RDS.B) announces that on 31 May, 2007 it purchased for cancellation
400,000 "A" Shares at a price of 27.60 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1877.37 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,670,600,000.

   As of 31 May, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc
were in issue.

Source: Royal Dutch Shell plc

Contact: Royal Dutch Shell, Media Relations: +44-(0)207-934-5963
----------------------------------------------------------------------------
Royal Dutch Shell Plc: Buyback of Own Shares

LONDON, June 1/PRNewswire-FirstCall/ --     Royal Dutch Shell plc ( NYSE: RDS.A
: NYSE: RDS.B ) announces that on 1 June, 2007 it purchased for cancellation
176,000 "A" Shares at a price of 27.80 euros per share. It further announces that on the same date it purchased for cancellation 130,000 "A" Shares at a price of 1888.62 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,670,294,000.

    As of 1 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Source: Royal Dutch Shell plc

Royal Dutch Shell Media Relations: +44-(0)207-934-5963
------------------------------------------------------------------------------
Royal Dutch Shell - Buyback of Own Shares

LONDON, June 4/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE: RDS.A;
NYSE: RDS.B) announces that on 4 June, 2007 it purchased for cancellation
400,000 "A" Shares at a price of 28.17 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1908.87 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,669,694,000.

    As of 4 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc
were in issue.

Source: Royal Dutch Shell plc

Royal Dutch Shell, Media Relations: +44-(0)-207-934-5963
-----------------------------------------------------------------------------
Royal Dutch Shell plc - Buyback of Own Shares

LONDON, June 5/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE: RDS.A;
NYSE: RDS.B) announces that on 5 June, 2007 it purchased for cancellation
375,000 "A" Shares at a price of 28.38 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1924.92 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,669,144,000.

    As of 5 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc
were in issue.

Source: Royal Dutch Shell plc

Royal Dutch Shell, Media Relations: +44-(0)-207-934-5963
-----------------------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 06/06/2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary